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BURR PILGER MAYER
Building your future

September 12, 2008

Peter Engel
Chief Executive Officer
Michael Moore
Chief Financial Officer
Insignia Solutions plc
7575 East Redfield Road, Suite 201
Scottsdale, AZ 85260

Dear Sirs,

This is to confirm that the client-auditor relationship between Insignia Solutions plc (Commission File Number 0-27012) and Burr, Pilger & Mayer LLP has ceased.

Very truly yours,

Burr, Pilger & Mayer LLP

Burr, Pilger & Mayer LLP

cc: Office of the Chief Accountant
PCAOB Letter Files
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

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60 SOUTH MARKET STREET, SUITE 800, SAN JOSE, CA 95113 TEL (408) 961-6300 FAX (408) 961-6324